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Exhibit 99.3

        LETTER TO BROKERS, DEALERS,
COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES

Offer To Exchange
Warrants to Acquire Shares of Common Stock
of
WILLSCOT CORPORATION
for
Shares of Common Stock of WillScot Corporation

        THE OFFER (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME ON DECEMBER 6, 2018, OR SUCH LATER TIME AND DATE TO WHICH WE MAY EXTEND. WARRANTS OF THE COMPANY TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW).

November 8, 2018

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

        Enclosed are the Prospectus/Offer to Exchange dated November 8, 2018 (the "Prospectus/Offer to Exchange"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together set forth the offer of WillScot Corporation (the "Company"), a Delaware corporation, to each holder of its warrants issued under the warrant agreement dated September 10, 2015 by and between Double Eagle Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent to purchase one half of one share of Class A common stock, par value $0.0001 per share ("Common Stock"), of the Company for a purchase price of $5.75 per half share ($11.50 per whole share) (the "Warrants") to receive 0.18182 shares of Common Stock in exchange for each Warrant tendered by the holder and exchanged pursuant to the offer (the "Offer"). The Offer is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal. The Offer will be open until 11:59 p.m., Eastern Time, on December 6, 2018, or such later time and date to which the Company may extend. The period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the "Offer Period." The date and time at which the Offer Period ends is referred to as the "Expiration Date."

        Each Warrant holder whose Warrants are exchanged pursuant to the Offer will receive 0.18182 shares of Common Stock for each Warrant tendered by such holder and exchanged. Any Warrant holder that participates in the Offer may tender less than all of its Warrants for exchange.

        No fractional shares of Common Stock will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of Warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of the Common Stock on the Nasdaq Capital Market on the last trading day of the Offer Period. Our obligation to complete the offer is not conditioned on the receipt of a minimum number of tendered warrants.

        Warrants not exchanged for shares of Common Stock pursuant to the Offer will remain outstanding subject to their current terms, including any such terms permitting the Company to redeem such Warrants prior to their expiration. The Company reserves the right to redeem any of the Warrants, as applicable, pursuant to their current terms at any time.

        THE OFFER IS NOT MADE TO THOSE HOLDERS WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

        Enclosed with this letter are copies of the following documents:

  1.
  The Prospectus/Offer to Exchange;

  2.
  The Letter of Transmittal, for your use in accepting the Offer and tendering Warrants for exchange and for the information of your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal may be used to tender Warrants;

  3.
  The Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach Continental Stock Transfer & Trust Company (the "Exchange Agent") prior to the Expiration Date;

  4.
  A form of letter which may be sent by you to your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client's instructions with regard to the Offer; and

  5.
  A return envelope addressed to Continental Stock Transfer & Trust Company.

        Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled "The Offer—General Terms—Conditions to the Offer."

        We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., Eastern Time, on December 6, 2018, or such later time and date to which the Company may extend.

        The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Exchange Agent, the information agent, dealer manager and certain other persons, as described in the section of the Prospectus/Offer to Exchange entitled "The Offer—Fees and Expenses") for soliciting tenders of Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold Warrants.

        Any questions you have regarding the Offer should be directed to, and additional copies of the enclosed materials may be obtained from, the information agent in the Offer:

The Information Agent for the Offer is:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
(800) 509-1078 (Toll Free)

Very truly yours,
WillScot Corporation

        Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Company, the Exchange Agent, the dealer manager, the information agent or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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  Exhibit 99.3